SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
SAMSUNG Main Bldg.
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul,100-742
Korea
TEL : 727-7462 , FAX : 727-7360

02 JUL 24 AM 10:47

02042828

July 22, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

dlw 7/24

Name: Hyunseung Kim
Title: Associate

Earnings Release 2Q 2002-07-19

Samsung Electronics

July 2002

Disclaimer

The following material was prepared for the purpose of discussions with investors of Samusng Electronics Co., Ltd.(SEC) only and has been prepared based on information currently available to the management of SEC

Some of the information and data in the material have been prepared based on assumptions. There can be no assurance that the assumptions used by SEC are correct and even if they are, that the effect of such assumptions on the business of SEC and results of operations will be as profected.

Therefore, SEC will not be responsible for indivedual investment decisions based solely upon this material.

Sales and Profit

(Unit : Trillion KRW)	Q2 2002	Q1 2002	Growth(%)
Sales	9.94	9.93	0.1%
Domestic	3.07	3.25	-5.6%
Export	6.87	6.68	2.8%
Profit			
Pre-tax Profit	2.43	2.41	0.7%
Net Profit	1.92	1.91	0.6%

Sales by Division

(Unit Trillion KRW)	Q2 2002 (Weight)	Q1 2002 (Weight)	Growth
Semiconductor	3.24(33%)	2.97(30%)	9.1%
Memory	1.87(18.8%)	1.88(18.9%)	-0.5%
TFT-LCD	0.94(9.5%)	0.75 (7.5%)	25.8%
System LSI	0.43(4.3%)	0.34 (3.5%)	25.2%
Telecommunication	2.77(28%)	2.94(30%)	-5.7%
Wireless Handsets	2.36(24%)	2.44(25%)	-3.3%
Digital Media	2.44(24%)	2.67(27%)	-8.3%
Home Appliance	1.07(11%)	0.92(9%)	15.9%
Others	0.42(4%)	0.43(4%)	-4.5%
Total	9.94(100%)	9.93 (100%)	0.1%

Operating Proit by Division

(Unit : Trillion KRW)	Q2 02 (profit Margin)	Q1 02 (profit Margin)	Profit MarginChange
Semiconductor	1.07(33.0%)	0.99(33.4%)	-0.4% point
Telecommunication	0.61(22.0%)	0.80(27.1%)	-5.1% point
Digital Media	0.15(6.3%)	0.20(7.6%)	-1.3% point
Home Appliance	0.09(8.4%)	0.11(11.8%)	-3.4% point
Others	-0.05(-11.9%)	- (0%)	-11.9%point
Total	1.87(18.8%)	2.10(21.1%)	-2.3% point

Financial Analysis

(Unit : Trillion KRW)	End of June 02	End of Mar. 02	Change
Assets	31.64	29.60	2.04
Liabilities	8.94	7.87	1.07
(Debt)	(2.34)	(2.54)	(-0.20)
Shareholders' Equity	22.70	21.73	0.97
(Paid-in Capital)	(0.88)	(0.88)	(0.002)
Debt/Equity Ratio	39%	36%	3% point
Net Debt / Equity Ratio	72%	73%	-1% point
R O E	35%	37%	-2% point
Profitability			
(Net Income /Sales)	0.19	0.19	-
Asset Turnover			
(Sales / Asset)	1.30	1.38	-0.08
Leverage			
(Assert / Equity)	1.38	1.40	-0.02

Debt Outstanding

(Unit : Trillion KRW)	End of June. 2002	End of Mar. 2002	Change
Parent	2.34	2.54	- 0.20
Won Denominated	1.02	1.03	- 0.01
F/C Denominated	1.32	1.51	- 0.19
(Billion US$)	($1.08)	($1.16)	(- $0.08)
Overseas Subsidiaries	1.70	1.59	0.11
(Billion US$)	($1.41)	($1.20)	($0.21)
Total	4.04	4.13	- 0.09

Profittability Analysis

(Unit : Trillion KRW)	Q2 2002	Q1 2002	Growth (Change)
Sales	9.94	9.93	0.1%
Gross Profit	3.42	3.38	1.3%
(%)	(35%)	(34%)	(1% point)
SG & A	1.55	1.28	21.2%
(%)	(16%)	(13%)	(3% point)
Operating Profit	1.87	2.10	-10.8 %
(%)	(19%)	(21%)	(-2% point)
Pre-Tax Profit	2.43	2.41	0.7%
(%)	(24%)	(24%)	(-)
Net Profit	1.92	1.91	0.6%
(%)	(19%)	(19%)	(-)

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
SAMSUNG Main Bldg.
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul,100-742
Korea
TEL : 727-7462 , FAX : 727-7360

02 JUL 24 AM 10:57

July 22, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Name: Hyunseung Kim
Title: Associate

Disposal of Equity SEC holds in Other Corporations

1. The planned disposal is aimed at selling off idling assets.

2. Equities to be disposed of

-SEC plans to sell its equities in four corporations totaling 37,101,766 shares, and details are as follows:

- Koram Bank : 8,497,358 shares
- Dacom : 4,262,127 shares
- Hanaro Telecom : 23,542,281 shares
- Serome Technology: 800,000 shares.

3. Others

The BOD approved the disposal plan and entrusted CEO with details such as disposal date, price and method.

The entrustment will remain effect within one year after the BOD Resolution date.

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
SAMSUNG Main Bldg.
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul,100-742
Korea
TEL : 727-7462 , FAX : 727-7360

02 JUL 24 AM 10:47

July 22, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Name: Hyunseung Kim
Title: Associate

Interim Dividend Payout

1. Details

- ☐ Dividends amount to KRW84billion
- ☐ Dividend per share of both common and preferred stock is KRW500.
- ☐ Dividend rate per share is 10%.
- ☐ Record date for dividend payout is June 30, 2002.
- ☐ Dividend shall be paid by August 19, 2002